NAME OF REGISTRANT: Walmart Inc.
NAME OF PERSON RELYING ON EXEMPTION: United for Respect Education Fund ADDRESS OF PERSON RELYING ON EXEMPTION: 1730 M ST, NW STE 1115 Washington DC 20036-4579


Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.
Submission is not required of this filer under the terms of the Rule, but is made voluntarily.


















May 11, 2022

Dear fellow Walmart shareholders,

I am writing to you as a 21-year Walmart associate, Walmart shareholder, and the sponsor of Proposal 5 on Walmart's proxy statement for the upcoming annual meeting of shareholders, which asks the company to establish a Pandemic Workforce Advisory Council composed of hourly associates.
I have decades of experience working on the front lines of Walmart's business, helping to keep stores running and serving customers. I understand firsthand the day-to-day operations inside Walmart stores and I believe Walmart's response to the coronavirus pandemic has failed me, my co-workers, and customers alike. It also presents significant risks to shareholders.

Walmart recently ended its mask mandates and daily health screenings for employees, but what I find most troubling is that they eliminated the COVID-19 leave policy that I, and so many of my coworkers, depend on when things get really scary in our stores.

Walmart's business is still being impacted by variants. The company has been temporarily shutting down stores across the country for deep cleanings, but according to press reports the company won't disclose to employees or customers whether store closures are related to COVID-19 cases or exposure. What we do know from these reports is that Walmart associates are still getting sick at work.

For the world's largest retailer and private sector employer, mismanagement of the pandemic poses fundamental risks to the company. The attached report details concerns Walmart associates have about the company's handling of the crisis, including the absence of honest, direct communication loops between leadership and workers, and outlines the benefits of including employee perspectives in policy creation and implementation.

As Walmart's founder, Sam Walton, said: "The folks on the front lines, the ones who actually talk to the customer, are the only ones who really know what's going on out there. You'd better find out what they know". Unfortunately, Walmart leadership's disregard for employee perspectives predates the current crisis, and its failure in the current moment has only magnified the risks to customers, associates, and shareholders.

A Pandemic Workforce Advisory Council made up of hourly associates could help address the myriad challenges Walmart faces at this moment. As a long-time Walmart associate, I am committed to my job, my store, and my community.
My interests in Walmart's long-term success are both as an employee and as a shareholder. Associate input can help the Board manage risks, identify opportunities, repair Walmart's reputation, and support sound decision-making that will guide our company through this crisis, and future ones.

Therefore, I ask you to Vote FOR Proposal 5.

Please contact Bianca Agustin at bianca@united4respect.org for more information or to arrange to speak with me.

Sincerely,
Cynthia Murray
Walmart Associate
Hyattsville, Maryland



_______________________________________________________________________________

PROPOSAL 5
Shareholders of Walmart Inc. ("Walmart") ask the Board of Directors to create a "Pandemic Workforce Advisory Council" (the "Council"), composed of hourly Associates, to provide advice to the Board (including any relevant Board committee) upon request on pandemic-related workforce issues, including health and safety measures, whistleblower protections, and paid sick leave. Walmart would have discretion to disband the Council when no pandemic has been declared.



SUMMARY
At the onset of the pandemic, Walmart stores were the source of coronavirus outbreaks which caused illness and death among employees and their families, while forcing Walmart to grapple with abrupt store closures and staffing shortages. Three years into the pandemic, new variants continue to disrupt the company's operations and Walmart associates are still getting sick. Walmart's poor pandemic response has exposed deficiencies in pre-pandemic company policies and continues to present operational and reputational risk for the company. Walmart's hourly associates possess unique, on-the-ground insight into how pandemic and existing company policies impact operations, sales, customer service, and employee well-being.

A Pandemic Workforce Advisory Council that advises the Walmart Board of Directors would ensure associates are heard during this and future pandemics, help ensure company policies and practices reflect associate experiences and needs, and could lead to a reduction in the spread of infectious disease among associates and customers and an increase in worker productivity and retention.


REASONS TO VOTE FOR PROPOSAL 5
1. COVID-19 continues to disrupt Walmart's operations and hourly associates are still at risk of contagion.

2. Walmart management currently lacks effective mechanisms to solicit honest, direct feedback from hourly associates, unfiltered by store-level management.

3. Walmart's Board of Directors has little relevant frontline retail experience.

4. Government agencies and academics have long recognized the crucial role workers and worker voice play in protecting worker health and safety.

5. The benefits of a Pandemic Workforce Advisory Council far outweigh the costs and can reduce operational and reputational risks for Walmart.


____________________________________________________________________________
DISCUSSION

To date, there have been over 990,000 deaths from COVID-19 in the United States, and more than 81 million cases. Even with millions of people vaccinated, the daily average number of cases in the US is still over 45,000 and a growing number of US states are hitting COVID case count milestones. While vaccinations give reason for optimism, the daily toll remains significant and COVID-19 variants and the likelihood of future pandemics6 remain serious concerns.

Workplaces, especially retail and grocery, have been a significant source of transmission. Approximately one in five workers are being exposed to COVID-19 monthly and one in ten are being exposed weekly. Retail and grocery workers face increased risk of exposure due to the very nature of their work. A recent survey found an 11% increase in COVID-19 related deaths among retail and grocery workers and a 17% increase in exposure and infection rates between June and December 2021. In a study in Boston, grocery store workers were 20 times more likely to have COVID-19 than the general population and those interfacing with customers were five times more likely to have it than their colleagues who did not interface with customers.

Despite recent COVID-19 outbreaks in stores, Walmart eliminated daily health screenings, stopped requiring fully vaccinated employees to wear masks, and put an end to the COVID-19 leave so many associates depended on to keep themselves and their families safe. With 1.6 million employees and more than 5,000 stores in all 50 states and Puerto Rico, Walmart is the largest corporate employer in the country and its policies and practices impact every community in the United States.

Because Walmart refuses to release data about employee COVID-19 cases or workplace outbreaks, the public has an incomplete understanding of the impact the pandemic has had on Walmart and on the communities it serves. What is certain, though, is that Walmart associates, their families, and customers have been exposed in the workplace, become ill, some have died, and many continue to be at risk.

From December 2021 to February of 2022, Walmart abruptly shut down nearly 90 Walmart stores located in COVID-19 hotspots but declined to confirm whether employees had tested positive at closed locations or if the company was seeing an increase in workers testing positive for COVID-19.

A Walmart Neighborhood Market in Garland, Texas closed down the Friday before Christmas for deep cleaning. Local health officials confirmed an outbreak of 10 cases among store employees.

Workers from a store in Laurel, Maryland that closed for enhanced cleaning told Reuters that the closure came after several workers contracted the virus. Walmart declined to confirm this.

A Walmart store in New Jersey closed down after dozens of associates tested positive for COVID-19. A worker from the store told NBC New York that more than 90 workers had been infected. The company declined to confirm the total number of positive cases.

Walmart is hiring tens of thousands of workers to deal with existing staffing shortages and continues to temporarily close stores due to COVID-19 surges across the country. These measures inevitably impact Walmart's bottom line.

In 2020, Walmart conceded that 10% of its workforce - about 150,000 people - were on leave due to the pandemic. The company had to hire an additional 200,000 people, presumably to address the shortage and the surge in sales. Walmart started 2022 grappling with staffing shortages and the omicron variant. In January 2022 the company announced it would be hiring an additional 50,000 workers. Employee turnover of this magnitude has significant costs, including the costs of hiring and training new staff and the reduced productivity of new staff.

During Walmart's FY2022 fourth quarter earnings presentation, Executive Vice President and Chief Financial Officer, Brett Biggs acknowledged the high cost COVID-19 has had on the company.COVID-19 leave costs at Walmart totaled well over $1 billion in 2021 alone.

In Demonstrating Corporate Purpose In The Time Of Coronavirus, McKinsey states that, "Companies will define what they do in the crucible of COVID-19 response, or be defined by it." McKinsey outlines a set of principles to guide executives and Boards, including:

	"Listen carefully to stakeholders that are well placed to inform you. Among grocers, for example, the needs of employees, customers, and service to broader society often stand front and center."

	"Involve your employees in the solution."

	"Stay nimble as situations change, which they certainly will. Adapt to changing conditions and new information rather than returning to a static playbook."

By these standards, Walmart's leadership has failed in its pandemic response.

Walmart associates have previously reported that existing mechanisms are not effective, citing "breakdowns in delivering feedback, lack of anonymity, not feeling that they have whistleblower protections, local management's fear of more senior managers, and pressure from local management to provide positive feedback. For these reasons, presumably, associates are going to the Occupational Safety and Health Administration (OSHA) with their complaints about managers not adhering to company policy, internal controls, and broader guidance.

Since the start of the pandemic, workers and customers have raised concerns directly to OSHA. Between June 2021 and January 2022 hundreds of COVID-related complaints were filed with the agency:

Below are some examples of the complaints filed during this period:

January 2022: A complaint was filed against a Walmart in Dixon, Illinois for not instituting procedures to prevent the transmission of COVID-19 in the workplace. The complaint alleges that the Walmart Supercenter located at 1640 South Galena Avenue had 25 positive cases of COVID-19 among employees.

December 2021: A complaint was filed against a Walmart in Rome, Georgia for exposing employees to health hazards associated with COVID-19. Walmart associates exhibited "signs and symptoms of respiratory illness, such as fever, cough, and/or shortness of breath." The complaint alleges Walmart called into work people with COVID-19 symptoms and allowed these associates to work while exhibiting symptoms.

Most troubling, associates are going to the press with complaints about retaliation for voicing COVID-19 related concerns.

August 2021: A complaint was filed against a Walmart in Lagrange, Georgia after nearly 200 employees were exposed to "health hazards associated with the SARS-CoV-2 virus." Walmart's failure to implement CDC guidelines such as wearing face masks, proper social distancing, quarantining of sick employees, and transparency regarding exposure to COVID-19 in the workplace were specifically named in the complaint.

June 2021: A complaint filed against a Walmart in Smithville, Tennessee alleged Walmart was not taking employees' temperatures before their work shift began. The complaint also stated that a Walmart associate contracted COVID-19 at work and passed away.

The press has reported many similar concerns. Most troubling, associates are going to the press with complaints about retaliation for voicing COVID-19 related concerns.

Sam Walton, Walmart's founder, said, "The folks on the front lines-the ones who actually talk to the customer-are the only ones who really know what's going on out there. You'd better find out what they know." Yet ineffective policies, inconsistencies, and the failures of Walmart's pandemic response expose deficiencies in Walmart's internal communication and feedback mechanisms.

The biographies of Walmart's Board members indicate little relevant retail experience, except for those who have had positions at Walmart. None of the Board members' proxy statement biographies include, for example, experience managing a retail store or working a retail job. Furthermore, independent directors have no formal mechanisms to engage directly with frontline associates; interactions are all mediated by layers of middle and senior management. Without such experience and mechanisms, it is likely that the Board is lacking information as it makes critical decisions.

More broadly, dialogue with Walmart employees through the Council would enable the Board to make better decisions as a result of having real-time, unfiltered information on whether company policies (e.g., mask mandates, paid leave policies) are being implemented effectively. Because associates communicate widely with one another (e.g., in the stores, on social media), the Council could bring data about specific issues at specific stores, as well as about trends and cross-store concerns, to the Board for consideration. Lastly, the Council could work with the Board to strengthen whistle-blower protections to ensure that managers do not cut corners on health and safety measures or retaliate against employees for raising concerns.

According to Skadden, Arps, Slate, Meagher & Flom LLP, the 2021 winner of the US News and World Report Law Firm of the Year Award for its corporate law practice, "In this [pandemic] circumstance, boards of directors should exercise their core oversight and risk management responsibility to assure that management is looking around the corners to assess short- and long-term risks, as well as opportunities; taking appropriate action to assure business continuity and to activate contingency plans; and communicating appropriately. A Pandemic Workforce Advisory Council would help the Walmart Board of Directors carry out these crucial responsibilities.

In its Guidance for Businesses and Employers Responding to Coronavirus Disease, the Centers for Disease Control and Preparedness (CDC) recommends that employers simply, "Talk with your employees about planned changes and seek their input. Additionally, collaborate with employees and unions to effectively communicate important COVID-19 information.

In its 2016 Recommended Practices for Safety and Health Programs, OSHA states:

To be effective, any safety and health program needs the meaningful participation of workers and their representatives. Workers have much to gain from a successful program, and the most to lose if the program fails. They also often know the most about potential hazards associated with their jobs. Successful programs tap into this knowledge base.

In an effective safety and health program, all workers:

Have opportunities to participate in all phases of program design and implementation.

Do not experience retaliation when they raise safety and health concerns; report injuries, illnesses, and hazards; participate in the program; or exercise safety and health rights.

While a professor at Harvard Law School, Sharon Block, the current White House Office of Information and Regulatory Affairs associate administrator, wrote:

[W]orkers have unique insights into the health and safety risks they face on the job and thus are well-positioned to help identify health threats... [W]orkers also have unique insights into how to make their jobs safer. Workers, that is, are well positioned to identify solutions. As a result, worker representation can deliver concrete benefits not only for workers themselves but also for companies and the public...
[W]orkers - particularly during a public health crisis in which their lives are at risk from their jobs - deserve a voice in shaping the safety and health rules meant to protect them. By giving workers a voice, we can ensure that the pandemic response happens with them and not to them.

A recent national survey found that, "Although policies and procedures are essential to mitigating the spread of COVID-19 in the workplace, excluding workers from the creation of these policies can lead to a lack of agency for those workers, keeping their unique perspectives from the process of identifying specific needs and solutions."

The on-the-ground experience of Walmart's frontline associates must reach Walmart's Board of Directors in order to ensure that directors have timely and accurate information to assess how well Walmart's pandemic policies, and the implementation of these policies, are working to maintain the health and safety of employees, their families, and customers alike, while mitigating investor risk.

The costs of a Pandemic Workforce Advisory Council are negligible compared to Walmart's overall expenses. The risks are also inconsequential, as the Walmart Board of Directors retains final decision making authority as well as the ability to disband the council when the pandemic is over. The potential benefits - in terms of worker and customer health and safety, demonstrating a commitment to racial justice, reduced reputational risk, and increased consumer confidence - tremendously outweigh any costs and risks.

Walmart has faced significant negative press from the media and scrutiny from government officials due to its failure to respond effectively to COVID-19.
For example, The Wall Street Journal published an article detailing the deaths of several Walmart staff and OSHA's investigations into them, and the Attorneys General of eleven states and the District of Columbia made a public statement about the need for Walmart to strengthen its paid leave policies and worker health and safety protections. Walmart's poor response has led to unpaid wages, wrongful death, whistleblower, and other lawsuits that could result in both financial loss and further reputational harm.

A Pandemic Workforce Advisory Council that advises the Walmart Board of Directors could curb the spread of COVID-19 (and mitigate the impact of future pandemics) throughout Walmart stores and distribution centers while reducing operational and reputational risk. For example, dialogue with the Board and Walmart associates through the Council could:

	Enable the Board to make better decisions as a result of having real-time, unfiltered information on whether company policies (e.g., paid leave, mask mandates, social distancing procedures) are being implemented, and are effective.

	Provide for improved health outcomes and associate retention with increased
	access and clarifications to Walmart's paid sick leave policy, thereby
	ensuring that associates no longer feel compelled to come to work when
	they feel sick.

	Support Walmart's commitment to racial justice by examining and addressing health and safety outcomes for associates of color.

There are very few costs associated with forming a Pandemic Workforce Advisory Council, and myriad benefits. If adopted, this proposal could lead to improved employee health outcomes, increased retention and productivity, build good will among associates and customers, and enable the Board to better protect Walmart from further operational, legal, and reputational harms related to the COVID-19 pandemic (or future pandemics).

A Pandemic Workforce Advisory Council that advises the Walmart Board of Directors would ensure associates are heard during this and future pandemics, help ensure company policies and practices reflect associate experiences and needs, andcould lead to a reduction in the spread of infectious disease among associates andcustomers and an increase in worker productivity and retention.

For these reasons, we urge Walmart shareholders to Vote FOR Proposal 5 on the company's proxy statement.

For questions, please contact Bianca Agustin at bianca@united4respect.org.


________________________________________________________________________________

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deep cleaning." Fox 5 Atlanta. Available at:
https://www.fox5atlanta.com/news/omicron-surge-walmart-closes-stores-in-metro-
atlanta-for-deep-cleaning Streetman, A. "Colorado Springs Walmart Closes Temporarily Due To COVID Outbreak." 4 CBS Denver. 13 October, 2020. Available
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